Hylsamex
Mexico's Steel

File No. 82-4252

June 1, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: *Ismael de la Garza P.*
Ismael De La Garza

dlw 6/15

Encl.

Hylsa
mex
Mexico's Steel

HYLSAMEX's Main Subsidiary Prepays Additional US$70 Million of Bank Debt

MONTERREY, MEXICO, June 1, 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO) announced today that its main subsidiary, HYLSA, S.A. de C.V. ("the Company"), has made an additional US$70 million prepayment to bank loans. This prepayment to HYLSA's main bank credit facility is in addition to the US$15 million prepayment made on April 27, 2004.

Both payments totaling US$85 million, with full agreement from bank lenders, were applied to amortizations scheduled for 2004 and 2005. As a result of the two prepayments, which represented 11% of HYLSA's total debt as of March 31, 2004, the Company has principal payments of less than US$1 million in 2004 and of US$61 million in 2005.

HYLSA funded these prepayments through internally generated cash, without drawing funds from its Liquidity Facility, which remains fully available. HYLSA remains committed to improving its financial profile and expects to use additional excess cash reserves for further debt reduction.

###

For more information contact:

Othón Díaz Del Guante
Hylsamex, S.A. de C.V.
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
Hylsamex, S.A. de C.V.
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Hylsa mex
El Acero de México®

HYLSA, Subsidiaria Principal de HYLSAMEX, Realizó Prepago Adicional de Deuda Bancaria por US$70 Millones

MONTERREY, MEXICO, Junio 1, 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO) anunció hoy que su subsidiaria principal, HYLSA, S.A. de C.V. ("la Compañía"), ha realizado un prepago adicional por un monto de US$70 millones a préstamos bancarios. Este prepago sobre el principal crédito bancario de HYLSA se añade al prepago de US$15 millones efectuado el 27 de abril de 2004.

Los prepagos, que totalizan US$85 millones, fueron realizados con el acuerdo general de los acreedores bancarios y han sido aplicados a las amortizaciones de 2004 y 2005. Como resultado de ambos prepagos, que representaban 11% de la deuda total de HYLSA al 31 de marzo de 2004, la Compañía ahora tiene pagos de principal por menos de US$1 millón durante 2004 y de US$61 millones en 2005.

HYLSA utilizó efectivo generado por sus operaciones para realizar estos prepagos, sin recurrir a su línea de crédito revolvente, que permanece disponible en su totalidad. HYLSA permanece comprometida a mejorar su perfil financiero y espera utilizar excedentes de efectivo para reducciones de deuda adicionales.

###

Para información adicional:

Othón Díaz Del Guante
Hylsamex, S.A. de C.V.
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
Hylsamex, S.A. de C.V.
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 5554 bytes.

Fecha de recepcion: Jun 1 2004 12:37:04:696PM.

Folio de recepcion: 51636.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error


BOLSA MEXICANA DE VALORES

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.


Marca
5726 6677
y podrás obtener cotizaciones en tiempo real de índices y emisoras del mercado bursátil.

Fecha de Recepción en BMV: 2004-06-01 12:37:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
1/6/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
HYLSA, Subsidiaria Principal de HYLSAMEX, Realizó Prepago Adicional de Deuda Bancaria por US$70 Millones

Eventos Relevantes:
MONTERREY, MEXICO, Junio 1, 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO) anunció hoy que su subsidiaria principal, HYLSA, S.A. de C.V. ("la Compañía"), ha realizado un prepago adicional por un monto de US$70 millones a préstamos bancarios. Este prepago sobre el principal crédito bancario de HYLSA se añade al prepago de US$15 millones efectuado el 27 de abril de 2004.

Los prepagos, que totalizan US$85 millones, fueron realizados con el acuerdo general de los acreedores bancarios y han sido aplicados a las amortizaciones de 2004 y 2005. Como resultado de ambos prepagos, que representaban 11% de la deuda total de HYLSA al 31 de marzo de 2004, la Compañía ahora tiene pagos de principal por menos de US$1 millón durante 2004 y de US$61 millones en 2005.

HYLSA utilizó efectivo generado por sus operaciones para realizar estos prepagos, sin recurrir a su línea de crédito revolvente, que permanece disponible en su totalidad. HYLSA permanece comprometida a mejorar su perfil financiero y espera utilizar excedentes de efectivo para reducciones de deuda adicionales.

###

Para información adicional:

Othón Díaz Del Guante
Hylsamex, S.A. de C.V.
(52-81) 8865-1240

odiaz@hylsamex.com.mx

Ismael De La Garza
Hylsamex, S.A. de C.V.
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Mercado Exterior: